

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via e-mail
Edward M. Weil, Jr.
President, Treasurer, Secretary, and Director
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

> **Re: RCS Capital Corporation**
> **Information Statement on Schedule 14C**
> **Filed April 8, 2014**
> **File No. 001-35924**

Dear Mr. Weil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please make all changes that are applicable to this information statement that you have made in response to our comments on your Form S-1 (333-193925), Form S-4 (333-194804), and (333-194806).

Action One: Approval of the Issuance of Class A Common Stock to RCAP Holdings Pursuant to the First Allied Contribution, page 5

2. Revise this section to disclose how RCAP and RCS determined the amount that RCAP would receive in excess of the original purchase price. Please include disclosure similar to your response to prior comment 35 contained in your March 19, 2014 letter related to the S-1 (File No. 333-193925).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel